UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Dated: July 11, 2011
Commission File Number 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

     On July 11, 2011, NewLead Holdings Ltd. (the “Company”) announced that Allan L. Shaw has resigned from his positions as Chief Financial Officer and Director of the Company. Michail S. Zolotas, Chief Executive Officer of the Company, will assume the role and responsibilities of chief financial officer of the Company until a new chief financial officer is hired. Mr. Shaw will consult with the Company for a period of three months to facilitate the transition process.
     A copy of the Company’s press release is attached hereto as Exhibit 99.1.
     The information contained in this Report is hereby incorporated by reference into the NewLead Holdings Ltd. Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.
Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated July 11, 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 11, 2011

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer